[Oxford Finance Corporation Letterhead]

December 20, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth St., NW
Washington, DC 20549

Attn: Dominic Minore, Esq.

Re:	Withdrawal of Oxford Finance Corporation Registration Statement on Form 10 (Commission File Number: 000-50049)

Dear Mr. Minore:

     Oxford Finance Corporation (the “Company”) hereby requests that the Company’s Registration Statement on Form 10 and all exhibits thereto, as filed with the Securities and Exchange Commission (“SEC”) on October 25, 2002 and amended on November 20, 2002 (the “Registration Statement”) be withdrawn effective immediately.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Registration Statement would have become effective by operation of law on December 24, 2002. In order to continue the review process with the SEC Staff, we are withdrawing the Registration Statement with the intention of immediately refiling the Registration Statement.

     If you have any questions or require anything further, please contact the undersigned at 703-519-4900 or contact Cynthia M. Krus, Esq. at 202-383-0218.

Sincerely,

/s/ J. Alden Philbrick, IV

J. Alden Philbrick, IV President and Chief Executive Officer